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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-10272
ARCHSTONE-SMITH OPERATING TRUST

(Exact name of registrant as specified in its charter)
9200 E. Panorama Circle, Suite 400, Englewood, CO 80112
(303) 708-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series O Preferred Units, par value $0.01 per unit

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:   298  .

     Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone-Smith Operating Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARCHSTONE-SMITH OPERATING TRUST
DATE: December 14, 2007	By:	/s/ Thomas S. Reif
		Name:	Thomas S. Reif
		Title:	Associate General Counsel and Group Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.